UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission File Number

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2016 AND 2015

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Abbott Laboratories Stock Retirement Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Abbott Laboratories Stock Retirement Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the

Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 28, 2017

Abbott Laboratories Stock Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

(Dollars in thousands)

	2016	2015
Assets
Cash	$1,215	$2,752
Investments, at fair value	6,196,715	6,194,129
Notes receivable from participants	62,960	74,996
Accrued interest and dividend income	1,709	904
Due from brokers	940	2,122

Total assets	6,263,539	6,274,903

Liabilities
Accrued investment expenses	553	202
Due to brokers	2,433	32,748

Total liabilities	2,986	32,950

NET ASSETS AVAILABLE FOR BENEFITS	$6,260,553	$6,241,953

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

(Dollars in thousands)

Additions
Contributions
Employer	$81,178
Participant	163,926
Rollovers	12,864

Total contributions	257,968

Investment income
Net appreciation in fair value of investments	81,093
Interest and dividends	158,319

Net investment income	239,412

Interest income on notes receivable from participants	2,235

Total additions	499,615

Deductions
Benefits paid to participants	481,348
Other expenses	15

Total deductions	481,363

Net increase prior to transfer	18,252

Plan transfers in (note A)	348

NET INCREASE AFTER TRANSFER	18,600

Net assets available for benefits
Beginning of year	6,241,953

End of year	$6,260,553

The accompanying notes are an integral part of this statements.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is intended to constitute a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), with a cash or deferred arrangement under IRC Section 401(k), and a portion of the Plan is intended to constitute an employee stock ownership plan that meets the applicable requirements of IRC Sections 409 and 4975(e)(7).  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As of the year ended December 31, 2015, Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) were the custodian (“Custodian”), trustee (“Trustee”) and record keeper of the Plan.  In January 2016, the Plan changed the record keeper of the Plan from Mercer to Hewitt Associates LLC, and the Custodian and Trustee from Mercer to The Northern Trust Company (“Trustee” thereafter).

During 2016, the Tendyne Holdings, Inc. 401(k) Plan merged into the Plan.  Assets totaling approximately $348,000 transferred into the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”).  The Trust is administered by the Trustee and an investment committee (the “Committee”).

Employees are eligible to commence participation in the Plan on any entry date following their date of hire.  Eligible employees electing to participate contribute from 2% up to 25% of their eligible earnings, subject to certain limitations.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions.  The Plan also permits Roth 401(k) contributions and has a Roth 401(k) conversion feature.  Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both.  The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC.  Participants may elect to invest their contributions in any or all of the investment options available under the Plan, except for investment options closed to new contributions.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution was determined by the Board of Directors of Abbott and, for the year ended December 31, 2016, was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.  Employer contributions are invested each pay period according to the participant’s investment elections.

Cash dividends on Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year for which paid or (3) paid to the Plan and credited to the accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

On January 1, 2013, Abbott separated into two publicly traded companies — Abbott and AbbVie Inc. (“AbbVie”).  The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other available investment options.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

time.  In 2016, forfeitures reduced Abbott’s employer contributions by approximately $1,504,000.  Approximately $351,500 and $30,000 in forfeitures were available at the end of 2016 and 2015, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death (or for some participants from merged-in plans, upon disability), participants or their beneficiaries may elect to receive a distribution in installments, in a single lump sum or in a partial lump sum.  Participants may elect a direct rollover of their accounts.  Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 1st of April following the year in which the participant dies.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including Roth rollover accounts and merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions.  Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested accounts into one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is made through periodic payroll deductions or by sending in payments, but a loan may be repaid in a lump sum at any time.  Post-termination loan repayments are permitted.  For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

In May 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Prior to the updated guidance, investments valued using the practical expedient were categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2016 and apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator elected to adopt the amendments for the year ended December 31, 2016.  Accordingly, the amendment was retrospectively applied resulting in the removal of the investments for which fair value is measured using the NAV per share practical expedient from the fair value tables in the Investment Valuation note.  The total amount of the investments measured at NAV is disclosed so that total investments in the fair value tables can be reconciled to total investments at fair value on the statements of net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds and futures contracts - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Collective trust funds and Private 40-Act mutual funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption from the funds is permitted daily.  The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund’s net assets during any 90-day period for any one shareholder.  In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the funds in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind.

Corporate debt and government debt - Valued at the published market price or prices obtained from independent financial services industry-recognized vendors multiplied by the number of respective units held.  Prices obtained from vendors are on the basis of bid or mid evaluations in accordance to a region’s market convention, using factors which include but are not limited to market quotations, yields, maturities, and the bond’s terms and conditions.  Proprietary methods are used to arrive at the evaluated price, which represent the price a dealer would pay for a security.

Certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

The following tables summarize the basis used to measure investments at fair value at December 31, 2016 and 2015 (dollars in thousands):

	Basis of Fair Value Measurement
2016	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total

Common stock	$2,639,909	$—	$—	$—	$2,639,909
Mutual funds	1,271,412	—	—	—	1,271,412
Collective trust funds	—	—	—	1,744,321	1,744,321
Corporate debt	—	196,609	—	—	196,609
Government debt	—	18,451	—	—	18,451
Certificate of deposit	—	16,525	—	—	16,525
Private 40-Act mutual funds	—	—	—	309,488	309,488
Total investments at fair value	$3,911,321	$231,585	$—	$2,053,809	$6,196,715

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
2015	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total

Common stock	$2,670,877	$—	$—	$—	$2,670,877
Mutual funds	2,332,967	—	—	—	2,332,967
Collective trust funds	—	—	—	633,838	633,838
Corporate debt	—	232,186	—	—	232,186
Government debt	—	2,903	—	—	2,903
Certificate of deposit	—	2,002	—	—	2,002
Private 40-Act mutual funds	—	—	—	319,356	319,356
Total investments at fair value	$5,003,844	$237,091	$—	$953,194	$6,194,129

The Private 40-Act mutual funds are not direct filing entities.  These funds invest in fixed income instruments of varying maturities.  The investment objective of one fund is to seek maximum current income and the other is to seek maximum total return, both being consistent with preservation of capital and liquidity.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  Investment fees for mutual funds, collective trust, managed accounts and money market funds are charged against the net assets of the respective fund.  Abbott pays other record-keeping and administration fees, where applicable.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2016 and 2015 is presented below:

	2016	2015
Abbott common shares, 31,314,205 and 30,896,195 shares, respectively (dollars in thousands)	$1,202,779	$1,387,548
Market value per share	$38.41	$44.91

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in Abbott common shares.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  These transactions qualify as permitted party-in-interest transactions.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee.  All participants’ account balances would become fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, would be made to each participant.  At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2014, that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the applicable date of the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions, and an audit is currently in progress.

NOTE G — SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2016 through the date these financial statements were issued.  Other than described below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

In January 2017, Abbott completed the acquisition of St. Jude Medical, Inc., a global medical device manufacturer.  St. Jude Medical, LLC employees in the United States are currently eligible to participate in a separate plan, not the Plan.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE G — SUBSEQUENT EVENTS - Continued

In February 2017 Abbott completed the sale of Abbott Medical Optics (“AMO”), its vision care business, to Johnson & Johnson.  AMO employees in the United States are no longer eligible make contributions to the Plan.  AMO participants may keep their account balance in the Plan, elect to receive installment payments (subject to any applicable taxes), roll over their account to an IRA or another qualified plan, such as the Johnson & Johnson Savings Plan, or take a distribution subject to taxes and penalties.  If an AMO participant elects to roll over their account to the Johnson & Johnson Savings Plan and the participant has an outstanding loan, for a limited time the loan balance may be rolled over to the Johnson & Johnson Savings Plan and loan repayments will continue at Johnson & Johnson.

Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units participate in the Plan under a different structure (“Abbott Green” employees).  Under the Abbott Green structure, participants may defer up to 50% of compensation as pre-tax or Roth contributions.  Effective with the first pay period ending after March 1, 2017, for Abbott Green employees who are employed as of June 30, 2017, matching contributions will be made at the rate of either (i) 100% of a 1% deferral of eligible compensation or (ii) 5% of eligible compensation for a deferral of 2% or more of eligible compensation.  A true-up matching contribution will be made for eligible participants as of the end of the year if necessary to reach a full 1% or 5% matching contribution, as applicable.  The Abbott Green matching contributions vest 20% each year, until full vesting at five years (with accelerated vesting if the participant dies, attains age 65, or becomes disabled).

The Plan received a favorable determination letter from the IRS dated May 19, 2017 informing the Plan that it is designed in accordance with the applicable sections of the IRC.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - employer securities
*ABBOTT LABORATORIES, common shares		$1,202,779

Common stock
1ST HORIZON NATL CORP		250
5TH 3RD BANCORP		1,107
ABBVIE INC		1,252,422
ACADIA HEALTHCARE CO INC		85
ADIENT PLC ADIENT PLC LTD		229
AECOM		298
AES CORP		412
AFFILIATED MANAGERS GROUP INC		52
AGCO CORP		214
AGILENT TECHNOLOGIES INC		589
AGNC INVT CORP		324
AIR LEASE CORP		91
AKAMAI TECHNOLOGIES INC		70
ALASKA AIR GROUP INC		103
ALBEMARLE CORP		518
ALERE INC		146
ALEXANDRIA REAL ESTATE EQUITIES INC		414
ALLEGHANY CORP		485
ALLIANT ENERGY CORP		465
ALLIED WORLD ASSURANCE COMPANY		255
ALLISON TRANSMISSION HOLDING		258
ALLSCRIPTS HEALTHCARE SOLUTIONS INC		102
ALLY FINL INC		453
ALNYLAM PHARMACEUTICALS INC		19
AMDOCS		464
AMER FINL GROUP INC		325
AMER NATL INS CO		47
AMERCO		44
AMEREN CORP		684
AMERICAN AIRLINES INC		1,325
AMERICAN CAMPUS CMNTYS INC		351
AMERICAN HOMES 4 RENT		185
AMERICAN WTR WKS CO INC		692
AMERIPRISE FINL INC		651
AMETEK INC		491
AMTRUST FINL SVCS INC		120
ANALOG DEVICES		424
ANALOG DEVICES INC		1,196
ANNALY CAP MGMT INC		546
ANSYS INC		325
ANTERO RES CORP		230
APARTMENT INVT & MGMT CO		381
APPLE HOSPITALITY REIT INC		174
APTARGROUP INC		181
AQUA AMER INC		289
ARAMARK		262
ARCH CAPITAL GROUP		531
ARCONIC INC		438
ARMSTRONG WORLD INDS INC		105
ARRIS INTERNATIONAL LTD		238
ARROW ELECTR INC		349

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
ASHLAND GLOBAL HLDGS INC		365
ASPEN INSURANCE HLDGS		175
ASSOCTD BANC-CORP		200
ASSURANT INC		284
ASSURED GUARANTY LTD		271
ATMOS ENERGY CORP		403
AUTODESK INC		152
AUTONATION INC		103
AVALONBAY CMNTYS REIT		1,306
AVANGRID INC		114
AVERY DENNISON CORP		18
AVNET INC		329
AXIS CAPITAL HOLDINGS LTD		322
BAKER HUGHES INC		1,530
BANKUNITED INC		199
BED BATH & BEYOND INC		292
BEMIS CO INC		205
BERKLEY W R CORP		344
BEST BUY INC		636
BIO RAD LABS INC		201
BK HAW CORP		201
BLOCK H & R INC		256
BOK FINL CORP		115
BOOZ ALLEN HAMILTON HLDG CORP		12
BORG WARNER INC		404
BRANDYWINE RLTY TR		151
BRIXMOR PPTY GROUP INC		253
BROCADE COMMUNICATIONS SYS INC		270
BROOKDALE SR LIVING INC		121
BROWN & BROWN INC		266
BROWN FORMAN CORP		7
BROWN-FORMAN INC CL B NON-VTG		26
BRUNSWICK CORP		47
BSTN PPTYS INC		858
BUNGE LTD		539
BURLINGTON STORES INC		136
CA INC		498
CABELAS INC		136
CABOT CORP		164
CABOT OIL & GAS CORP		169
CALATLANTIC GROUP INC		120
CALPINE CORP		222
CAMDEN PPTY TR		386
CARE CAP PPTYS INC		102
CARLISLE COMPANIES INC		262
CELANESE CORP		567
CENTENE CORP		133
CENTERPOINT ENERGY INC		571
CENTURYLINK INC		687
CF INDS HLDGS INC		396
CHENIERE ENERGY INC		444
CHESAPEAKE ENERGY CORP		208
CHICAGO BRDG & IRON CO N V		176
CHIMERA INVT CORP		169

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
CHOICE HOTELS INTL INC		30
CIMAREX ENERGY CO		574
CIN FNCL CORP		610
CIT GROUP INC		456
CITIZENS FINL GROUP INC		596
CLEAN HBRS INC		143
CLEAR CHANNEL OUTDOOR HLDGS INC		4
CLOROX CO		123
CMS ENERGY CORP		622
CNA FNCL CORP		62
COACH INC		425
COLFAX CORP		187
COLONY NORTHSTAR		145
COLUMBIA PPTY TR INC		142
COM ALCOA CORPORATION		223
COMERICA INC		638
COMM BANCSHARES INC		269
COMMERCEHUB ICOMMERCEHUB INC		18
COMMERCEHUB INC		8
COMPASS MINERALS INTL INC		141
CONAGRA BRANDS INC		193
CONCHO RES INC		1,004
CONS EDISON INC		1,206
CONSOL ENERGY INC		224
CONTINENTAL RES INC		132
COOPER COS INC		100
COPA HOLDINGS SA		151
CORECIVIC INC		151
CORELOGIC INC		73
CORP OFFICE PPTYS TR		157
COTY INC		425
CRANE CO		187
CREE INC		91
CST BRANDS INC		191
CUBESMART		83
CULLEN / FROST BANKERS INC		253
CUMMINS INC		1,160
CYPRESS SEMICONDUCTOR CORP		189
CYRUSONE INC		20
D R HORTON INC		225
DAVITA INC		352
DCT INDL TR INC		234
DDR CORP		254
DENTSPLY SIRONA INC		714
DEVON ENERGY CORP		1,169
DIAMOND OFFSHORE DRILLING INC		63
DIAMONDBACK ENERGY INC		320
DICKS SPORTING GOODS INC		56
DIGITAL RLTY TR INC		251
DILLARDS INC		61
DISCOVERY COMMUNICATIONS INC		23
DISCOVERY COMMUNICATIONS INC		15
DOLBY LABORATORIES INC		122
DOMTAR CORP		130

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
DONALDSON INC		21
DONNELLEY FINL SOLUTIONS INC		10
DONNELLEY R R & SONS CO		19
DOUGLAS EMMETT INC		276
DOVER CORP		617
DRIL-QUIP INC		122
DTE ENERGY CO		947
DUKE RLTY CORP		495
DUN & BRADSTREET CORP		140
DXC TECHNOLOGY CO		442
E TRADE FINL CORP		520
EAST WEST BANCORP INC		392
EASTMAN CHEM CO		597
ECHOSTAR CORPORATION		125
EDGEWELL PERS CARE CO		233
EDISON INTL		1,225
EMPIRE ST RLTY TR INC		49
ENDO INTL LTD		179
ENDURANCE SPECIALTY		318
ENERGEN CORP		301
ENERGIZER HLDGS INC		101
ENSCO PLC		156
ENTERGY CORP		707
ENVISION HEALTHCARE CORP		115
EPR PPTYS COM SH BEN INT		241
EQT CORP		605
EQUITY COMWLTH		200
ERIE INDTY CO		37
ESSEX PPTY TR REIT		475
EVEREST RE GROUP		487
EVERSOURCE ENERGY		943
EXPEDITORS INTL WASH INC		151
EXTENDED STAY AMER INC		57
EXTRACTION OIL & GAS INC		34
FIDELITY NATL FINL INC		479
FIDELITY NATL INFORMATION SVCS INC		569
FIREEYE INC		75
FIRST AMERN FINL CORP		208
FIRST HAWAIIAN INC		39
FIRST REP BK SAN FRANCISCO CALIF		142
FIRST SOLAR INC		129
FIRSTENERGY CORP		709
FITBIT INC		9
FLIR SYS INC		268
FLOWERS FOODS INC		15
FLOWSERVE CORP		131
FLUOR CORP		394
FMC CORP		80
FOOT LOCKER INC		54
FOREST CITY RLTY TR INC		257
FRANKS INTERNATIONAL		22
FREEPORT-MCMORAN INC		736
FRONTIER COMMUNICATIONS CORP		214
GALLAGHER ARTHUR J & CO		153

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
GAMESTOP CORP		137
GAP INC		252
GARMIN LTD		292
GENESEE & WYO INC		213
GENTEX CORP		107
GENUINE PARTS CO		41
GGP INC		773
GOODYEAR TIRE & RUBBER CO		441
GRACE W R & CO		114
GRAHAM HLDGS CO		119
GRAPHIC PACKAGING HLDG CO		65
GREAT PLAINS ENERGY INC		317
GULFPORT ENERGY CORP		144
HAIN CELESTIAL GROUP INC		56
HANOVER INS GROUP INC		204
HARMAN INTL		228
HARRIS CORP		686
HARTFORD FINL SVCS GROUP INC		1,003
HAWAIIAN ELEC INDS INC		189
HCP INC		747
HEALTHCARE TR AMER INC		58
HELMERICH & PAYNE INC		403
HERC HLDGS INC		40
HERTZ GLOBAL HLDGS INC		67
HESS CORP		943
HIGHWOODS PPTYS INC		265
HILL-ROM HLDGS INC		12
HILTON WORLDWIDE		94
HOLLYFRONTIER CORP		287
HORMEL FOODS CORP		66
HOSPITALITY PPTYS TR		275
HOST HOTELS & RESORTS INC		745
HOWARD HUGHES CORP		224
HUBBELL INC		123
HUNTINGTON BANCSHARES INC		764
HUNTINGTON INGALLS INDS INC		77
HUNTSMAN CORP		201
HYATT HOTELS CORP		91
IAC / INTERACTIVECORP COM		55
IDEX CORP		24
INGERSOLL-RAND PLC		517
INGREDION INC		140
INTERACTIVE BROKERS GROUP INC		110
INTERNATIONAL GAME TECHNOLOGY		128
INTL PAPER CO		1,169
INVESCO LTD		558
IPG PHOTONICS CORP		28
ITT INC		185
JABIL CIRCUIT INC		235
JACOBS ENGR GROUP INC		367
JETBLUE AWYS CORP		359
JOHNSON CTLS INTL PLC		1,594
JONES LANG LASALLE INC		246
JUNIPER NETWORKS INC		567

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
JUNO THERAPEUTICS INC		6
KBR INC		127
KELLOGG CO		77
KEYCORP		1,058
KEYSIGHT TECHNOLOGIES INC		338
KILROY RLTY CORP		356
KIMCO RLTY CORP		545
KIRBY CORP		187
KOHLS CORP		490
KOSMOS ENERGY LTD		56
KS CY SOUTHN		491
L BRANDS INC		703
L3 TECHNOLOGIES		627
LAB CORP AMER HLDGS		390
LAM RESH CORP		181
LAMB WESTON HLDGS INC		62
LAREDO PETROLEUM INC		110
LEAR CORP		92
LEGG MASON INC		168
LEIDOS HLDGS INC		178
LENNAR CORP		201
LENNAR CORP		8
LENNOX INTL INC		23
LEUCADIA NATL CORP		411
LEVEL 3 COMMUNICATIONS INC		885
LIBERTY BROADBAND CORP		100
LIBERTY BROADBAND CORP		411
LIBERTY EXPEDIA HLDGS INC		91
LIBERTY INTERACTIVE CORP		127
LIBERTY INTERACTIVE CORPORATION QVC GROUP		206
LIBERTY MEDIA CORP SIRIUSXM GROUP SER A		166
LIBERTY MEDIA CORP SIRIUSXM GROUP SER C		335
LIBERTY PPTY TR		311
LIFE STORAGE INC		74
LIFEPOINT HEALTH INC		114
LINCOLN ELEC HLDGS INC		93
LINCOLN NATL CORP		657
LIONS GATE ENTMT CORP		21
LIONS GATE ENTMT CORP VOTING SHARES CL A		23
LIVE NATION ENTERTAINMENT INC		82
LOEWS CORP		704
LPL FINL HLDGS INC		139
LSC COMMUNICATIONS INC		13
M & T BK CORP		1,256
MACERICH CO REIT		546
MACQUARIE INFRASTRUCTURE CORP		328
MACYS INC		593
MADISON SQUARE GARDEN CO		159
MALLINCKRODT PLC		294
MANPOWERGROUP INC		319
MARATHON OIL CORP		788
MARATHON PETE CORP		1,424
MARKEL CORP HOLDING CO		663
MARRIOTT INTL INC		352

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
MARTIN MARIETTA MATLS INC		73
MARVELL TECH GROUP		301
MASCO CORP		196
MDU RES GROUP INC		301
MEAD JOHNSON NUTRITION COM		455
MEDNAX INC		98
MERCURY GEN CORP		90
MFA FINL INC		150
MGM RESORTS INTERNATIONAL		668
MICHAELS COS INC		23
MICRON TECH INC		1,220
MID-AMER APT CMNTYS INC		593
MLP LAZARD LTD		245
MOHAWK INDS INC		137
MOLSON COORS BREWING		899
MOODYS CORP		91
MOSAIC CO/THE		551
MOTOROLA SOLUTIONS INC		690
MSC INDL DIRECT INC		128
MURPHY OIL CORP		274
MURPHY USA INC		46
NABORS INDUSTRIES		245
NASDAQ INC		403
NATIONAL INSTRS CORP		35
NATIONAL OILWELL VARCO		759
NATIONAL RETAIL PPTYS INC		341
NATL FUEL GAS CO		226
NAVIENT CORP		266
NETAPP INC		550
NEW YORK CMNTY BANCORP INC		406
NEWFIELD EXPLORATION		322
NEWMARKET CORP		11
NEWMONT MINING CORP		974
NEWS CORP		235
NEWS CORP		78
NIELSEN HOLDINGS PLC		175
NISOURCE INC		383
NOBLE CORP PLC		78
NOBLE ENERGY INC		870
NORTHERN TR CORP		980
NORWEGIAN CRUISE LINE HLDGS LTD		331
NRG ENERGY INC		205
NU SKIN ENTERPRISES INC		100
NUANCE COMMUNICATIONS INC		41
NUCOR CORP		1,016
NUTANIX INC		5
OCEANEERING INTL INC		147
OGE ENERGY CORP		358
OLD DOMINION FGHT LINE INC		118
OLD REP INTL CORP		249
OMEGA HEALTHCARE INVS INC		192
ON SEMICONDUCTOR CORP		256
ONEMAIN HLDGS INC		64
OPKO HEALTH INC		13

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
ORBITAL ATK INC		277
OSHKOSH CORPORATION		254
OUTFRONT MEDIA INC		153
OWENS CORNING		319
PACCAR INC		1,073
PACWEST BANCORP		347
PANDORA MEDIA INC		21
PARAMOUNT GROUP INC		153
PARKER-HANNIFIN CORP		1,004
PARSLEY ENERGY INC		282
PATHEON N V		20
PATTERSON-UTI ENERGY INC		206
PBF ENERGY INC		146
PENNEY J.C CO INC		136
PENSKE AUTOMOTIVE GROUP INC		108
PENTAIR PLC		501
PEOPLES UTD FINL INC		322
PERKINELMER INC		242
PERRIGO COMPANY LIMITED		617
PIEDMONT OFFICE REALTY		161
PILGRIMS PRIDE CORP		49
PINNACLE FOODS INC		333
PINNACLE W. CAP CORP		466
PLATFORM SPECIALTY PRODS CORP		103
POPULAR INC		243
POST HLDGS INC		117
PPL CORP COM		1,242
PREMIER INC		54
PRINCIPAL FINL GROUP INC		831
PROASSURANCE CORP		157
PROGRESSIVE CORP		1,003
PROLOGIS INC		1,482
PTC INC		156
PUB SERVICE ENTERPRISE GROUP INC		1,192
PULTE GROUP INC		241
PVH CORP		391
QEP RES INC		238
QIAGEN		344
QORVO INC		328
QUALITY CARE PPTYS INC		77
QUANTA SVCS INC		194
QUEST DIAGNOSTICS INC		699
QUINTILES IMS HOLDINGS INC		116
RALPH LAUREN CORP		259
RANGE RES CORP		378
RAYMOND JAMES FNCL INC		471
RAYONIER INC REIT		173
REALOGY HLDGS CORP		198
REALTY INCOME CORP		797
REGAL BELOIT CORP		164
REGAL ENTMT GROUP		66
REGENCY CENTERS CORPORATION		149
REGENCY CTRS CORP		317
REGIONS FINL CORP		978

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
REINSURANCE GROUP AMER INC		432
RELIANCE STL & ALUM CO		298
RENAISSANCE RE HLDGS LTD		311
REPUBLIC SVCS INC		723
RETAIL PPTYS AMER INC		193
RICE ENERGY INC		175
ROCKWELL AUTOMATION		194
ROPER TECHNOLOGIES, INC		481
ROWAN COMPANIES PLC		128
ROYAL CARIBBEAN CRUISES		742
ROYAL GOLD INC		205
RPC INC		64
RYDER SYS INC		216
SANTANDER CONSUMER USA HLDGS INC		78
SBA		248
SCANA CORP		513
SCOTTS MIRACLE-GRO		17
SEMPRA ENERGY INC		1,352
SENIOR HSG PPTYS		209
SIGNATURE BK NY N Y		173
SIGNET JEWELERS LTD		28
SKYWORKS SOLUTIONS INC		64
SL GREEN RLTY CORP		563
SLM CORP		254
SM ENERGY CO		179
SMUCKER J M CO		797
SNAP-ON INC		142
SONOCO PROD CO		283
SOUTHN COPPER CORP		81
SPIRIT AEROSYSTEMS HLDGS INC		185
SPIRIT AIRLS INC		223
SPIRIT RLTY CAP INC		282
SPRINT CORP		344
SS&C TECHNOLOGIES HLDGS INC		20
STANLEY BLACK & DECKER INC		810
STAPLES INC		314
STARWOOD PROPERTY TRUST INC		295
STEEL DYNAMICS INC		382
STERICYCLE INC		18
STORE CAPITAL CORPORATION		198
SUN COMMUNITIES INC		277
SUN TR BANKS INC		1,478
SUNPOWER CORP		19
SUPERIOR ENERGY SVCS INC		135
SVB FINANCIAL GROUP		126
SYMANTEC CORP		676
SYNCHRONY FINL		1,630
SYNOPSYS INC		433
SYNOVUS FINL CORP		276
T ROWE PRICE GROUP INC		232
TAHOE RES INC		150
TANGER FACTORY OUTLET CTRS INC		16
TARGA RES CORP		496
TAUBMAN CTRS INC		117

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
TCF FNCL CORP		165
TD AMERITRADE HLDG CORP		65
TECHNIPFMC INC		430
TEGNA INC		252
TELEFLEX INC		310
TELEPHONE & DATA SYS INC		147
TERADYNE INC		279
TEREX CORP		178
TESORO CORP		561
TEXTRON INC		485
TFS FINL CORP		60
TIFFANY & CO		455
TIMKEN CO		149
TOLL BROS INC		136
TORCHMARK CORP		471
TRANSOCEAN LTD		275
TREEHOUSE FOODS INC		144
TRIBUNE MEDIA COMPANY		133
TRIMBLE INC		87
TRINITY IND INC		225
TWILIO INC		8
TWITTER INC		66
TWO HBRS INVT CORP		160
TYSON FOODS INC		514
U.S. CELLULAR CORP		30
UDR INC		520
UGI CORP		426
UNITED CONTL HLDGS INC		1,241
UNITED RENTALS INC		74
UNITED STS STL CORP		274
UNITED THERAPEUTICS CORP		243
UNITI GROUP		165
UNUM GROUP		562
UNVL HEALTH SERVICES INC		369
URBAN OUTFITTERS INC		29
USG CORP		135
VALIDUS HOLDING LTD		220
VALMONT INDS INC		32
VALVOLINE INC		35
VECTREN CORP		234
VENTAS INC		780
VEREIT INC		440
VIACOM INC		2
VIACOM INC		78
VISTA OUTDOOR INC		100
VORNADO RLTY TR		963
VOYA FINL INC		431
VULCAN MATERIALS CO		63
VWR CORP		99
W P CAREY INC		330
WEATHERFORD INTERNATIONAL LTD		262
WEC ENERGY GROUP INC		996
WEINGARTEN RLTY INVS		222
WELBILT INC		75

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
WELLCARE HLTH PLANS INC		25
WELLTOWER INC		1,286
WENDYS CO		67
WESCO INTL		171
WESTAR ENERGY INC		428
WESTERN ALLIANCE BANCORPORATION		108
WESTLAKE CHEM CORP		114
WESTN DIGITAL CORP		1,031
WESTROCK CO		683
WEYERHAEUSER CO		1,199
WHIRLPOOL CORP		653
WHITE MOUNTAINS INSURANCE GROUP		191
WHITING PETE CORP		131
WHOLE FOODS MKT INC		439
WILEY JOHN & SONS INC		129
WILLIAMS CO INC		961
WORLD FUEL SERVICE		168
WPX ENERGY INC		262
WYNN RESORTS LTD		31
XCEL ENERGY INC		1,113
XEROX CORP		472
XILINX INC		562
XL GROUP LTD		351
XYLEM INC		226
YELP INC		30
ZEBRA TECHNOLOGIES CORP		42
ZILLOW GROUP INC		29
ZILLOW GROUP INC		64
ZIMMER BIOMET HLDGS INC		481
ZIONS BANCORP		465
ZYNGA INC		100
Total Common stock		2,639,909

Mutual funds
AMERICAN FUNDS EUROPACIFIC GROWTH FUND		253,591
AMERICAN FUNDS GROWTH FUND OF AMERICA		513,098
AMERICAN FUNDS INVESTMENT COMPANY OF AMERICA		253,042
AMERICAN FUNDS WASHINGTON MUTUAL INVESTORS FUND		166,285
PIMCO ALL ASSET FUND		85,396
Total Mutual funds		1,271,412

Collective trust funds
BLACKROCK INTERNATIONAL OPPORTUNITIES FUND		62,735
*NORTHERN TRUST COLLECTIVE WORLD ex-U.S. INDEX FUND		77,576
*NORTHERN TRUST COLLECTIVE ACWI ex-U.S. INDEX FUND		1,456
PIMCO TOTAL RETURN COLLECTIVE TRUST FUND		175,503
SSGA RUSSELL SMALL/MID CAP INDEX FUND CLASS K		303,567
SSGA S&P 500 INDEX FUND CLASS K		449,968
SSGA U.S. BOND INDEX FUND CLASS K		5,825
SSGA TARGET RETIREMENT 2015		38,798
SSGA TARGET RETIREMENT 2020		127,292
SSGA TARGET RETIREMENT 2025		123,245
SSGA TARGET RETIREMENT 2030		104,630
SSGA TARGET RETIREMENT 2035		73,480

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Collective trust funds - continued
SSGA TARGET RETIREMENT 2040		47,070
SSGA TARGET RETIREMENT 2045		28,265
SSGA TARGET RETIREMENT 2050		12,518
SSGA TARGET RETIREMENT 2055		3,243
SSGA TARGET RETIREMENT 2060		620
SSGA TARGET RETIREMENT INCOME		21,994
WELLINGTON MID-CAP GROWTH FUND		78,871
*NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND		7,665
Total Collective trust funds		1,744,321

Futures contracts
FUT MAR 17 EMINI S&P 500		224
FUT MAR 17 IMM EMINI MDCP		2,986
EQUITY FUTURES OFFSET - LONG		(3,210)
Total Futures contracts		—

Corporate debt
ACTAVIS FDG SCS FLTG RT 2.19956% DUE 03-12-2018		2,816
ACTAVIS FDG SCS GTD NT FLTG RATE DUE 03-12-2020		2,854
AERCAP IRELAND CAP 4.625% DUE 10-30-2020		1,144
ANHEUSER-BUSCH FLTG RT 2.294% DUE 02-01-2021		1,526
AT&T INC FLTG RT 1.78956% DUE 03-11-2019		3,790
AT&T INC NT FLTG RATE DUE 06-30-2020		1,005
BABSON CLO 2012 SR SECD NT CL A-1R FLTG 05-15-2023		792
BANCO SANTANDER CHILE MEDIUM TERM SR BK FLT RT 144A 04-11-2017		999
BARCLAYS BANK PLC 6.05% MTN 12/17		1,757
BBCMS TR 2015-SLP FLTG RT 2.10389% DUE 02-15-2028		3,717
BSTN SCIENTIFIC 5.125% DUE 01-12-2017		1,501
CENT CLO 19 CORPSR SECD NT CL A-1A 144A 10-29-2025		2,000
CITIGROUP INC FLTG RT 2.03167% DUE 06-07-2019		1,310
CITIGROUP INC FLTG RT 2.34178% DUE 10-26-2020		4,152
CONOCOPHILLIPS CO NT FLTG RATE DUE 05-15-2022 REG		990
COOPERATIEVE RABOBANK UA CASH MEDIUM-TERM NOTES VAR RT DUE 11-29-2049		1,358
CREDIT AGRICOLE S A TRANCHE # TR 00013 VAR DUE 04-15-2019		1,707
CVP CASCADE CLO- NT CL A-1 FLTG 144A 01-16-2026		2,696
DAIMLER FIN NORTH AMER LLC NT FLTG 144A DUE 10-30-2019		5,012
DBS GROUP HLDGS 2.246% DUE 07-16-2019		1,005
DBS GROUP HLDGS FLTG RT .7336% DUE 07-16-2019		899
DEXIA CR LOC NY BRH MED TEM NTS BO TRANCHE # TR 4 VAR 01-11-2017		1,000
EDF S A NT FLTG 144A DUE 01-20-2017		1,300
EL PASO CORP 7% DUE 06-15-2017		2,046
ELECTRICITE DE FRANCE IAM COML PAPER NTS 4/2 CPN 01-09-2017		4,999
GEN MTRS FINL CO 4.75 DUE 08-15-2017		408
GENERAL MOTORS FINL CO 2.4% DUE 04-10-2018		501
GENERAL MOTORS FINL CO FRN 04-10-2018		3,018
GENERAL MTRS FINL CO INC SR NT FLTG RATEDUE 01-15-2020		4,244
GOLDMAN SACHS FLTG RT 2.31317% DUE 04-23-2020		4,893
HBOS PLC FRN LT2 09/17		998
HEWLETT PACKARD ENTERPRISE CO 144A 2.7% DUE 10-05-2017		5,028
HSBC HLDGS PLC FLTG RT 2.64983% DUE 01-05-2022		3,056
HSBC HLDGS PLC FLTG RT 2.71233% DUE 05-25-2021		2,451
HSBC USA INC NEW FLTG RT 1.64372% DUE 11-13-2019		1,196
HYUNDAI CAP SERVICES INC FLTG RT DUE 03-18-2017		1,000
IMPERIAL TOB FIN PLC 2.95% DUE 07-21-2020		1,509

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Corporate debt - continued
INTESA SANPAOLO S P A 2.375 DUE 01-13-2017		5,401
INTL LEASE FIN 3.875% DUE 04-15-2018		1,936
INTL LEASE FIN 8.75% DUE 03-15-2017		2,028
JAPAN BK INTL COOPERATION GTD BD FLTG ADJ RT 11-13-2018		1,696
JMP CR ADVISORS SER 13-1A CL A FLTG 144A 04-30-2023		1,500
KOOKMIN BK GLOBAL 144A FLT 01-31-2017		1,500
KRAFT HEINZ FOODS 1.6% DUE 06-30-2017		1,101
KVK CLO SER 12-2A CL A 144A FLTG 02-10-2025		1,660
LEASEPLAN CORP N V 2.875% 01-22-2019		4,798
MACQUARIE BK LTD FLTG DUE 07-29-2020		5,836
MACQUARIE BK LTD SR MEDIUM TERM NTS DUE 02-26-2017		1,501
MIZUHO BANK LTD DUE 03-26-2018		2,000
MIZUHO FINL GROUP FLTG RT 2.63567% DUE 04-12-2021		2,237
ML-CFC COML MTG TR 2007-8 MTG PASS THRU CTF-CL A-3 DUE 08-12-2049		1,395
MORGAN STANLEY CAP I TR SER 2015-XLF1 CL A FLTG 08-13-2016		1,851
MORGAN STANLEY SR NT FLTG VAR RT DUE 07-23-2019		2,009
MUFG AMERS HLDGS FLTG RT 1.60817% DUE 02-09-2018		998
NATIONAL GRID FRN EMTN 08/17		5,193
NAVIENT PRIVATE ED LN TR 2015-A CL A-1 144A FLTG RATE 12-15-2021		180
NAVIENT PRIVATE ED LN TR 2015-C NTCL A FLTG 144A VAR RT DUE 01-16-2035		2,538
NAVIENT STUDENT LN TR 2016-5 NT CLA FLTG 144A VAR RT DUE 06-25-2065		1,390
NAVIENT STUDENT LN TR 2016-6 STUDENT LN SER 16-6A CL A1 03-25-2066		2,489
OCEAN TRAILS CLO IV FLTG 3C7 VAR RT DUE 08-13-2025		1,500
PEMEX PROJ FDG MASTER TR GTD NT 5.75% DUE 03-01-2018		3,310
PETROLEOS FLTG RT 3.17844% DUE 07-18-2018		1,007
PETROLEOS MEXICANOS NT 3.5% DUE 07-18-2018		1,009
PIONEER NAT RES CO 6.875% DUE 05-01-2018		541
SANTANDER BANK NA DUE 01-12-2018		2,502
SANTANDER HLDGS FLTG RT 2.504% DUE 11-24-2017		2,017
SANTANDER UK PLC 2% DUE 08-24-2018		970
SANTANDER UK PLC 3.05% DUE 08-23-2018		1,524
SANTANDER UK PLC NT FLTG DUE 09-29-2017		1,996
SARANAC CLO I LTD 2013-1A SR SECD NT CL A-1A VAR RT DUE 10-26-2024		2,009
SHINHAN BK DUE 04-08-2017		2,000
SOCIAL PROFESSIONAL LOAN PROGRAM LL VAR RT DUE 10-25-2036		2,392
SOUTHERN NAT GAS CO SOUTHERN NAT GAS 5.9% DUE 04-01-2017		5,557
SUMITOMO MITSUI BANKING CORP FLTG RATE 3/A2 01-16-2018		4,406
SUMITOMO MITSUI BANKING CORP SR NT FLTG 3/A2 VAR RT DUE 07-23-2018		1,003
TELECOM ITALIA CAP 6.999% DUE 06-04-2018		426
TELEFONICA EMISIONES S A U 6.221 DUE 07-03-2017		2,045
TELEFONICA FLTG RT 1.80622% DUE 06-23-2017		2,504
TIME WARNER CABLE 6.75% DUE 07-01-2018		3,737
UBS AG STAMFORD BRH MEDIUM TERM SR DEP FLTG RT 03-26-2018		5,017
VOLKSWAGEN GROUP AMER FIN LLC GTD NT FLTG 144A 3C7 DUE 05-23-2017		3,496
VOLKSWAGEN GROUP AMER FIN LLC GTD NT 144A 3C7 1.25% DUE 05-23-2017		1,697
WACHOVIA BK COML MTG TR 2007-C31 CL A-5FL FLTG RT DUE 04-15-2047		3,987
WELLS FARGO & CO FLTG RT 2.05678% DUE 07-26-2021		5,041
ZIMMER BIOMET 1.45% DUE 04-01-2017		1,500
ZIMMER BIOMET 2% DUE 04-01-2018		1,502
Total Corporate debt		196,609

Government debt
GNMA 2016-H17 MTG PASS THRU CTF CL MX FC08-20-2066		992
GNMA 2016-H20 REMIC PASSTHRU CTF CL MX-PT 09-20-2066		2,229

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Government debt - continued
JAPAN FIN ORG MU 2.5% MTN 12/09/2018		3,037
PUBLIC FIN AUTH WIS HEALTHCARE FACS REV 2.625% 11-01-2019		1,994
SAUDI ARABIA KINGDOM TRANCHE # TR 1 2.375% DUE 10-26-2021		2,622
TX ST VAR RT DUE 06-01-2017		930
UNITED STATES TREAS NTS 1.75 DUE 11-30-2021		6,452
UNITED STATES TREAS BILLS 03-02-2017		195
Total Government debt		18,451

Certificate of deposit
BARCLAYS BK PLC NEW YORK BRH DEP DTD 10-06-2016 1.77085% 11-06-2017		3,003
BARCLAYS BK PLC NEW YORK BRH INSTL CTF DDTD 09-08-2016 VAR RT DUE 09-08-2017		3,005
MITSUBISHI UFJ TR & BKG CORP INSTL CTF DEP 766 DTD 09-19-2016 FLTG 09-19-2017		3,006
MIZUHO BANK LTD/NY DTD 12-12-2016 FLT RT CD DUE 12-12-2017		2,501
SUMITOMO MITSUI TR BK LTD NY BRH INSTL CCTF DEP DTD 09-16-2016 VAR RT 9-18-2017		5,010
Total Certificate of deposit		16,525

Private 40-Act mutual funds
PIMCO Short-Term Floating NAV Portfolio II		280,090
PIMCO Short-Term Portfolio		29,398
Total Private 40-Act mutual funds		309,488

*Loans to participants, 3.00% to 9.25%		62,960

		$6,259,675

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)

DECEMBER 31, 2016 and 2015

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Abbott Laboratories Stock Retirement Plan (Puerto Rico)’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the

3

Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 28, 2017

4

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

(Dollars in thousands)

	2016	2015
Assets
Cash	$30	$120
Investments, at fair value	117,058	113,109
Notes receivable from participants	6,246	7,362
Due from brokers	14	—
Accrued interest income	16	7

Total assets	123,364	120,598

Liabilities
Cash overdraft	226	—
Accrued investment expenses	2	—
Due to brokers	97	118

Total liabilities	325	118

NET ASSETS AVAILABLE FOR BENEFITS	$123,039	$120,480

The accompanying notes are an integral part of these statements.

5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

(Dollars in thousands)

Additions
Contributions
Employer	$2,491
Participant	4,326

Total contributions	6,817

Investment income (loss)
Net depreciation in fair value of investments	(761)
Interest and dividends	2,975

Net investment income	2,214

Interest income on notes receivable from participants	211

Total additions	9,242

Deductions Benefits paid to participants	6,683

NET INCREASE	2,559

Net assets available for benefits Beginning of year	120,480

End of year	$123,039

The accompanying notes are an integral part of this statement.

6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2013 in conjunction with Abbott Laboratories (“Abbott”) separating into two publicly traded companies — Abbott and AbbVie Inc. (“AbbVie”).  The Plan covers employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”).  The employees of the Company had previously participated in the former Abbott Laboratories Stock Retirement Plan (Puerto Rico), which effective January 1, 2013 was renamed AbbVie Puerto Rico Savings Plan (the “Former Plan”) and sponsorship was assumed by an affiliate of AbbVie.

The Plan is a profit sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended.  In addition, the Plan provides an arrangement by which employees may invest in Abbott shares.  Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan’s sponsor is Abbott Healthcare (Puerto Rico) Ltd. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As of the year ended December 31, 2015, Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) were the custodian (“Custodian”) and record keeper of the Plan.  In January 2016, the Plan changed the record keeper of the Plan from Mercer to Hewitt Associates LLC, and the Custodian from Mercer to The Northern Trust Company (“Custodian” thereafter).  Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to a trust. The trust is administered by the Trustee.  An investment committee (the “Committee”) may direct the Trustee to establish investment options of the Committee’s choosing.

Employees are eligible to commence participation in the Plan on any entry date following their date of hire.  Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings, subject to certain limitations.  Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions.  Participants’ pretax contributions are a

7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended.  Participants may elect to invest their contributions in any or all of the investment options, except for investment options closed to new contributions.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution was determined by the Board of Directors of Abbott and, for the year ended December 31, 2016, was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.  Employer contributions are invested each pay period according to the participant’s investment elections.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution of one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Plan participants may continue to hold the AbbVie stock they received from the distribution that transferred from the Former Plan into their Plan accounts; however, they may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan.  AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2016, no forfeitures were used to reduce Abbott’s employer contributions.  Forfeitures totaling approximately $36,000 were available at the end of 2016 and no forfeitures were available at the end of 2015.

8

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions and In-Service Withdrawals

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments, a single lump sum or a partial lump sum.  Participants may elect a direct rollover of their accounts.  Distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 1st of April following the year in which the participant dies.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including Roth rollover accounts and merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions.  Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, are subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested accounts to one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is generally made through periodic payroll deductions or by sending in a payment, but a loan may be repaid in a lump sum at any time.  Post-termination loan repayments are permitted.  For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

9

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Adoption of New Accounting Rules

In May 2015, the Financial Accounting Standards Board issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Prior to the updated guidance, investments valued using the practical expedient were categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2016 and apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator elected to adopt the amendments for the year ended December 31, 2016.  Accordingly, the amendment was retrospectively applied resulting in the removal of the investments for which fair value is measured using the NAV per share practical expedient from the fair value tables in the Investment Valuation note.  The total amount of the investments measured at NAV is disclosed so that total investments in the fair value tables can be reconciled to total investments at fair value on the statements of net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption is permitted daily.

10

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure investments at fair value at December 31, 2016 and 2015 (dollars in thousands):

	Basis of Fair Value Measurement
2016	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total

Common stock	$56,787	$—	$—	$—	$56,787
Mutual funds	32,724	—	—	—	32,724
Collective trust funds	—	—	—	27,547	27,547
Total investments at fair value	$89,511	$—	$—	$27,547	$117,058

	Basis of Fair Value Measurement
2015	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total

Common stock	$60,145	$—	$—	$—	$60,145
Mutual funds	41,048	—	—	—	41,048
Collective trust funds	—	—	—	11,916	11,916
Total investments at fair value	$101,193	$—	$—	$11,916	$113,109

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

11

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie shares.  Investment fees for mutual funds, collective trusts, and money market funds are charged against the net assets of the respective fund.  The Company pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2016 and 2015 is presented below:

	2016	2015
Abbott common shares, 863,060 and 812,354 shares, respectively (dollars in thousands)	$33,150	$36,483
Market value per share	$38.41	$44.91

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in Abbott common shares.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  These transactions qualify as permitted party-in-interest transactions.

12

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee.  All participants’ account balances would become fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, would be made to each participant.  At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Plan received a letter dated April 19, 2016 from the Department of the Treasury of the Commonwealth of Puerto Rico that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax.  The Plan has been amended since receiving the letter.  The Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE G — SUBSQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2016 through the date these financial statements were issued.  Other than described below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

In January 2017, Abbott completed the acquisition of St. Jude Medical, Inc., a global medical device manufacturer.  St. Jude Medical, LLC employees in Puerto Rico are eligible to participate in a separate plan, not the Plan.

13

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE G — SUBSQUENT EVENTS - Continued

In February 2017 Abbott completed the sale of Abbott Medical Optics (“AMO”), its vision care business, to Johnson & Johnson.  AMO employees in Puerto Rico are no longer eligible to make contributions to the Plan.  AMO participants may keep their account balance in the Plan, roll over their account to a personal rollover account or a qualified plan, such as the Johnson & Johnson Retirement Savings Plan, or take a distribution subject to taxes and penalties.  If an AMO participant elects to rollover their account to the Johnson & Johnson Retirement Savings Plan and the participant has an outstanding loan, for a limited time the loan balance may be rolled over to the Johnson & Johnson Retirement Savings Plan and loan repayments will continue at Johnson & Johnson.

Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units participate in the Plan under a different structure (“Abbott Green” employees).  Under the Abbott Green structure, participants may defer up to 50% of compensation as pre-tax contributions.  Effective with the first pay period ending after March 1, 2017, for Abbott Green employees who complete at least six months of eligibility service, matching contributions will be made at the rate of 100% of up to a 3% deferral of eligible compensation.  A true-up matching contribution will be made for eligible participants as of the end of the year if necessary to reach a full 1-3% matching contribution, as applicable.  The Abbott Green matching contributions vest 20% each year, until full vesting at five years (with accelerated vesting if the participant dies, attains age 65, or becomes disabled).

14

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value

Common stock - employer securities
*Abbott Laboratories		$33,150

Common stock
AbbVie Inc., common stock		23,637
Total Common stock		56,787

Mutual funds
American Funds EuroPacific Growth Fund		4,534
American Funds The Growth Fund of America		7,271
American Funds The Investment Company of America Fund		5,887
American Funds Washington Mutual Investors Fund		2,143
PIMCO All Asset Fund		2,195
PIMCO Short Asset Investment Fund		8,289
Vanguard Mid-Cap Value Index Fund Admiral		2,405
Total Mutual funds		32,724

Collective trust funds
Blackrock International Opportunities Fund		1,288
*Northern Trust Collective World ex-U.S. Index Fund		633
*Northern Trust Collective ACWI ex-U.S. Index Fund		29
PIMCO Total Return Collective Trust Fund		2,660
SSGA Russell Small/Mid Cap Index Fund		2,679
SSGA S&P 500 Index Fund		4,419
SSGA U.S. Bond Index Fund		4
SSGA Target Retirement 2015		517
SSGA Target Retirement 2020		4,393
SSGA Target Retirement 2025		2,863
SSGA Target Retirement 2030		2,014
SSGA Target Retirement 2035		1,430
SSGA Target Retirement 2040		1,018
SSGA Target Retirement 2045		408
SSGA Target Retirement 2050		162
SSGA Target Retirement 2055		19
SSGA Target Retirement 2060		6
SSGA Target Retirement Income		359
Wellington Mid-Cap Growth Fund		2,248
*Northern Trust Collective Short Term Investment Fund		398
Total Collective trust funds		27,547

*Loans to participants, 3.25% to 8.75%		6,246

		$123,304

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

16

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan (Puerto Rico).

17

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 28, 2017	By:	/s/ Mary K. Moreland
Mary K. Moreland
Plan Administrator

18

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan (Puerto Rico).

19